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                                DUNE ENERGY, INC.
                         3050 Post Oak Blvd., Suite 695
                                Houston, TX 77056
                     Tel: (713) 888-0895 Fax: (713) 888-0899

                                January 18, 2007

Ms. Jill S. Davis
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20649

         Re:      Dune Energy, Inc. (the "Company");
                  Commission's Comment Letter (the "Comment Letter"),
                  Dated December 22, 2006, re Form 10-KSB for the Year Ended December 31, 2005 (the "10-KSB") and Form 10-QSB for the Quarter Ended September 30, 2006 (the "10-QSB")

Dear Ms. Davis:

      This letter is in response to your Comment Letter referenced above. Set forth below are our responses addressing each of the items set forth in your Comment Letter.

      For your convenience, I have numbered the Company's responses below in accordance with the comments received in your Comment Letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operations, page 19

Other Income, page 20

1. Please expand your disclosure to state the reason for the adjustments to accounts payable balances totaling $78,194.

      Response: In 2004, accounts payable balances of $78,194 no longer represented liabilities of the Company due to the lapse of the statute of limitations and were reflected as other income in the statement of operations.

Ms. Jill S. Davis
Securities and Exchange Commission
January 17, 2007
Page 2

Minority Interest, page 20

2. We note your statement that "Minority interest refers to activity due a minority interest owner in the Vaquero Partners LLC. Their net income/(loss) is reflected as minority interest on our financial statements." Please revise the presentation on your Consolidated Balance Sheet to reflect separately these interests outside of stockholders' equity.

      Response: As mentioned in Footnote 10 - Commitment and Contingencies, in August 2005, we became the 100% owner of Vaquero Partners, LLC as a result of the redemption of our prior partner's 15% membership interest. Consequently, there was no minority interest balance at December 31, 2005.

Financial Statements

Consolidated Balance Sheet, page F-2

3. Please separate your third party long-term debt from your related party long-term debt. We note that you reported this presentation in your Form 10-QSB for the fiscal quarter ended September 30, 2006.

      Response: We will revise the presentation in future filings. The breakdown of long-term debt as of December 31, 2005 was as follows:

      Long-term debt                                    $18,500,000
      Long-term debt-related party                       20,597,514
                                                        -----------
      Total                                             $39,097,514
                                                        ===========

Note 1 - Summary of Significant Accounting Policies, page F-6

Oil and gas properties, page F-6

4. Please expand your disclosure to indicate the results of your current year assessment of the impairment status of your unproved properties. In addition, please address the results of your current year ceiling test.

      Response: There was no impairment of unproved properties during the years ended December 31, 2004 and 2005. There were no capitalized costs in excess of this cost ceiling limit at December 31, 2005. Such information will be presented in future filings.

Ms. Jill S. Davis
Securities and Exchange Commission
January 17, 2007
Page 3

5. Please expand your policy footnote to disclose the following items identified in Rule 4-10(c)(7)(ii) and (ii) of Regulation S-X that are required by Item 310, Note 1 of Regulation S-B:

      o For each cost center, for each year that an income statement is required, disclose the total amount of amortization expense per equivalent physical unit of production.

      Response: Amortization expense per equivalent physical unit of production amounted to $63,801 and $916,147 for the years ended December 31, 2004 and 2005, respectively.

      o For properties not subject to amortization, provide a description of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation.

      Response: Properties not subject to amortization consist of acquisition costs and exploration and development costs which are evaluated on a property-by-property basis. As proved reserves are established, these costs are included in the amortization calculation. Oil and gas property not being amortized as of December 31, 2005 amounted to $28,962,342.

      o Present a table that shows, by category of cost, the total costs excluded as of the most recent fiscal year, and the amounts of such excluded costs, incurred in each of the three most recent fiscal years and in the aggregate for any earlier fiscal years in which the costs were incurred. Note that categories of cost include acquisition costs, exploration costs, development costs, in the case of significant development projects, and capitalized interest.

      Response: A summary table will be presented in future filings. The costs not subject to amortization as of December 31, 2005 and costs incurred during 2005 and 2004 are as follows:

                                          As of
                                       December 31,         Year incurred
                                          2005            2005          2004
                                       -----------------------------------------
Acquisition Costs                      $24,520,637    $24,520,637    $        --
Exploration and development costs        4,441,705      4,441,705    $        --
                                       -----------------------------------------
                                       $28,962,342    $28,962,342    $        --
                                       =========================================

Ms. Jill S. Davis
Securities and Exchange Commission
January 17, 2007
Page 4

Deferred financing costs, page F-7

6. Please confirm, if true, that the straight-line method you are using to amortize the deferred financing costs approximates the effective interest method or otherwise advise.

      Response: The straight-line method approximates the effective interest method as the principal amounts on the debt financings are due at maturity.

Note 2 - Property Acquisitions, page F-9

7. We note that you have not provided audited financial statements for the November and December 2005 acquisitions from Voyager Partners, Ltd. of the Springside or Voyager Tranche 1 properties. Please support your presentation under Item 3-10(c) of Regulation S-B by indicating the results of your significance tests. Please note that we consider a working interest in a producing oil and gas property to be a "business" for purposes of applying the provisions of Item 3-10(c).

      Response: Please see Form 8-K/A filed January 30, 2006 for the audited Statements of Combined Revenues and Direct Operating Expenses of the Oil and Gas Properties Purchased by Dune Energy, Inc. in the Springside Property.

      Please see Form 8-K/A filed February 28, 2006 for the audited Statements of Combined Revenues and Direct Operating Expenses of the Oil and G as Properties Purchased by Dune Energy, Inc. in the Voyager Property.

Note 4 - Debt Financings, page F-10

8. It appears that you have convertible subordinated promissory notes ("Notes") outstanding as of December 31, 2005 totaling $20.5 million that may be converted all or in part by Itera Holdings BV into shares of your common stock "equal to the quotient of (x) the conversion amount divided by (y) $4.625." Please tell us how you applied the guidance in EITF 00-19 in evaluating whether the debt conversion features for the Notes issued represent an embedded derivative that you should separate from the debt host and account for at fair value under FAS 133. In this regard, tell us whether or not these Notes meet the definition of conventional convertible debt, as defined by paragraph 4 of EITF 00-19. Please note that if these Notes are not conventional convertible, you would be required to analyze the conversion features under paragraphs 12-32 of EITF 00-19.

Ms. Jill S. Davis
Securities and Exchange Commission
January 17, 2007
Page 5

      Response: We analyzed the Notes for derivative accounting consideration under SFAS 133 and EITF 00-19. We determined that the Notes were conventional debt, because the contract contains a fixed number of shares to be delivered upon settlement and this number will not change based on a future event. We also determined that the Notes met the criteria for classification in stockholders' equity under SFAS 133 and EITF 00-19, because physical settlement is required. Net cash settlement is neither required nor an option. Therefore, derivative accounting is not applicable for the Notes.

Note 6 - Asset Retirement Obligation, page F-12

9. Please expand your disclosure to include the information required under paragraph 22(a) of FAS 143.

      Response: We will include the following disclosure in future filings.

      In accordance with the provisions of SFAS No. 143, Dune records an abandonment liability associated with its oil and gas wells when those assets are placed in service.

Note 8 - Common Stock, page F-12

10. Please expand your disclosure to indicate how you accounted for the warrant given to the placement agent in connection with the September 30, 2005 private equity offering.

      Response: The accounting treatment of this transaction yielded a debit of $600,000 to additional paid-in capital as a reduction in the amount received from the private placement and a corresponding credit of $600,000 to additional paid-in capital for the value of the warrants resulting in a $0 impact on our balance sheet.

Note 10 - Commitments and Contingencies, page F-13

11. Please expand your disclosure, if applicable, to describe briefly any material outstanding contingent liabilities that have been made pursuant to the provisions of paragraph 8 of FAS 5. Refer to paragraphs 9 through 12 of FAS 5.

      Response: There were no material outstanding contingent liabilities at December 31, 2005.

Ms. Jill S. Davis
Securities and Exchange Commission
January 17, 2007
Page 6

Note 13 - Supplemental Oil and Gas Information (Unaudited), page F-15

Capitalized Costs

12. Please revise your disclosure of capitalized costs, if applicable, to present a separate line for properties being amortized and properties not subject to amortization as required by paragraph 19 of FAS 69.

      Response: A summary table will be presented in future filings. The capitalized costs as of December 31, 2005 were as follows:

      Total capitalized costs
        Properties being amortized                                  $20,984,208
        Properties not subject to amortization                       28,962,342
        Deposits on oil and gas properties                            1,820,101
      Less: Accumulated depletion                                      (982,240)
                                                                    -----------
      Net capitalized costs                                         $50,784,411
                                                                    ===========

13. Please revise your presentation of costs incurred to separately present a figure for exploration and development activities as contemplated by paragraph 21 and Illustration 2 of FAS 69.

      Response: A summary table will be presented in future filings. Costs incurred in oil and gas property acquisition, exploration and development activities for the year ended December 31, 2005 were as follows:

                                      Evaluated      Unevaluated        Total
                                      ---------      -----------        -----
Acquisition of properties
  Proved                             $ 5,010,468     $         0     $ 5,010,468
  Unproved                                     0      24,520,637      24,520,637
Exploration                            9,931,971       4,441,705      14,373,676
                                     -------------------------------------------
                                     $14,942,439     $28,962,342     $43,904,781
                                     ===========================================

Controls and Procedures, page 24

14. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "Within 90 days prior to the date of this Report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also Regulation S-B, paragraph 4(c) of Exhibit 31. Please review your disclosure and revise as appropriate. This comment also applies to your Form 10-QSB for the fiscal quarter ended September 30, 2006.

Ms. Jill S. Davis
Securities and Exchange Commission
January 17, 2007
Page 7

      Response: In accordance with Item 307 of Regulation S-B, in future filings we will make it clear that our certifying officers disclose their conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report.

15. You state that there were no "significant changes" in your "internal controls or in other factors." Please note that Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. See also Regulation S-B, paragraph 4(d) of Exhibit
      31. Please review your disclosure and revise as appropriate. This comment also applies to your Form 10-QSB for the fiscal quarter ended September 30, 2006.

      Response: In accordance with Item 308 (c) of Regulation S-B, in future filings we will state whether there were any changes in our internal control over financial reporting in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," our internal control over financial reporting.

Exhibits 31.1 and 31.2

16. We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, i) there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification and ii) you should refer to the Company throughout the certification as the "small business issuer" instead of as the "registrant." This comment also applies to your Form 10-QSB for the fiscal quarter ended September 30, 2006 and in particular, your reference to the "quarterly" report throughout the certification.

      Response: In future filings, we will revise Exhibits 31.1 and 31.2 to conform to Section 302 of the Sarbanes-Oxley Act of 2002. In that regard, please see Attachment 16 to this letter for the proposed text thereof.

Ms. Jill S. Davis
Securities and Exchange Commission
January 17, 2007
Page 8

Engineering Comments

Risks Factors, page 9

Risks Related to the Business, page 9

17. Please confirm that in future filings you will include a risk factor which includes the percent of the total proved reserves that you classify as undeveloped reserves.

      Response: We confirm that in future filings we will include a risk factor which includes the percent of the total proved reserves that we classify as undeveloped reserves.

18. Please confirm that in future filings you will include a risk factor which includes clarifies that seismic studies are an interpretive tool and do not necessarily guarantee that hydrocarbons are present or if present will produce in economic quantities.

      Response: We confirm that in future filings we will include a risk factor which clarifies that seismic studies are an interpretive tool and do not necessarily guarantee that hydrocarbons are present or if present will produce in economic quantities.

Supplemental Oil and Gas Information, page F-15

Oil and Gas Reserve Data, page F-15

19. We note the large reserve revisions in 2004 and 2005. Please provide us with an explanation for these revisions. Please confirm that in future filings you will provide appropriate explanations for significant changes that appear in your reserve table. Please see paragraph 11 of SFAS 69.

      Response: We reflected a positive revision in oil reserves in 2004 due to positive drilling results around our acreage position by offset wells in our Pearsall Block. In addition, we reflected a negative revision in reserves on its Welder Ranch Prospect due to disappointing drilling results.

      In 2005, we reflected a negative revision to oil reserves due to disappointing drilling results at Pearsall. In addition, we recorded a positive revision to gas reserves due to drilling success at Welder Ranch and Los Mogotes.

Ms. Jill S. Davis
Securities and Exchange Commission
January 17, 2007
Page 9

20. Please reconcile for us the reserves you report in 2004 with the reserves determined by Hodges Engineering for that year.

      Response: We inadvertently filed the Penultimate Draft of the Hodges Letter which reflected an error in the presentation of oil reserves for 2004. The Company used the correct information in the 10-KSB information. The final Hodges Letter is attached herewith as Attachment 20.

21. Please tell us how many offset locations to a horizontal well you or your independent engineers generally classify as proved undeveloped locations.

      Response: Our independent engineers generally reclassify four offset locations as proved undeveloped locations.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Consolidated Balance Sheets, page 2

22. Please expand your disclosure where applicable to explain the new line item as of September 30, 2006 titled Deposit - related party, totaling $500,000.

      Response: We will include a disclosure to explain the deposit - related party in future filings. We entered into a definitive contract with our majority shareholder, Itera Holdings, BV. The terms of the contract call for the construction of and subsequent long-term contract for a drilling rig for our exclusive use on our Barnett Shale properties. The contract calls for a $500,000 deposit which will be applied to payments due at the end of the contract period.

Note 5 - Shareholders' Equity, page 8

23. We note your disclosure that "On August 3, 2006, an option holder exercised 40,000 stock options on a cashless basis for 29,200 shares of common stock;" and a similar transaction took place on August 22, 2006 for which you received no cash consideration. Please tell us what accounting effect these transactions had on your consolidated financial statements and who effected these transactions with the option holder.

      Response: The accounting effect of the August 3, 2006 transaction resulted in an increase in common stock of $29.20 and a reduction in additional paid-in capital of $29.20.The accounting effect of the August 22, 2006 transaction resulted in an increase in common stock of $6.90 and a reduction in additional paid-in capital of $6.90. The option holders executed their rights to exercise the options on a cashless basis.

Ms. Jill S. Davis
Securities and Exchange Commission
January 17, 2007
Page 10

Management's Discussion and Analysis, page 9

Acquisition of Additional Barnett Shale Properties

24. We note from your disclosure that you acquired Tranche 2 and Tranche 3 assets in October 2006 from Voyager. Please provide the results of your significance tests under Item 3-10(c) of Regulation S-B to support your determination that financial statements and pro forma amounts required under Items 9.01 (a) and (b) of Form 8-K should not have been included in your Form 8-K filed on October 12, 2006.

      Response: We determined that audited financial statements and pro forma amounts were not required under Items 9.01(a) and (b) of Form 8-K as the acquisition of Tranche 2 and Tranche 3 was less than 20% of our total assets as of December 31, 2005. Results of significance test under item 3-10(c) of Regulation S-B are as follows:

      Tranche 2 and Tranche 3 assets purchased                    $ 7.3 million
      Total assets at December 31, 2005                           $58.5 million
                                                                  -------------
      Percentage of total assets                                           12.5%
                                                                  =============

Controls and Procedures, page 12

25. We note your statement that "In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your relevant officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise and so state. In this regard, revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

      Response: We confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the future, we will revise our conclusions to state that our Company's CEO and CFO have concluded that as of [the period covered by this report], our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our periodic

Ms. Jill S. Davis
Securities and Exchange Commission
January 17, 2007
Page 11

      filings under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management to allow timely decisions regarding disclosure.

      In connection with responding to your comments, we acknowledge that:

o we are responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Very truly yours,

                                                     DUNE ENERGY, INC.


                                                     By: /s/ Hugh Idstein
                                                         -----------------------
                                                         Hugh Idstein, CFO

                                  Attachment 16

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER
                           PURSUANT TO SECTION 302 OF
                         THE SARBANES-OXLEY ACT OF 2002

      I, Alan Gaines, certify that:

      1. I have reviewed this annual report on Form 10-KSB of Dune Energy, Inc.;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

      4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

            (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

            (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

            (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

                                  Attachment 16

      5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions);

            (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

            (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date: ___________                                 /s/ Alan Gaines
                                                  ------------------------------
                                                  Name: Alan Gaines
                                                  Title: Chief Executive Officer

                                  Attachment 16

                      CERTIFICATION CHIEF FINANCIAL OFFICER
                           PURSUANT TO SECTION 302 OF
                         THE SARBANES-OXLEY ACT OF 2002

      I, Hugh Idstein, certify that:

      1. I have reviewed this annual report on Form 10-KSB of Dune Energy, Inc.;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

      4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

            (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

            (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

            (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

      5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions);

            (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

            (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date: __________                                  /s/ Hugh Idstein
                                                  ------------------------------
                                                  Name: Hugh Idstein
                                                  Title: Chief Financial Officer

                                  Attachment 20

                         Hodges Engineering Incorporated
                       3131 East 29th Street, Suite D 300
                                 Bryan, TX 77802
                      Tel (979) 774-1112 Fax (979) 774-1115

                                February 22, 2005

Dr. Amiel David
President and Chief Operating Officer
Dune Energy, Inc.
3050 Post Oak Blvd, Suite 695
Houston, TX  77056

                                         Re:   Reserves and Future Net Revenue
                                               Dune Energy, Inc.
                                               As of December 31, 2004
                                               SEC Case

Dear Dr. David:

Pursuant to your request, we have estimated the future recoverable oil and gas reserves and projected the future revenue associated with the interest owned by Dune Energy, Inc. and its share of interest ownership attributable to Vaquero Partners, L.L.C. in certain oil and gas properties in Texas.

The results as of December 31, 2004 are as follows:

                                                Proved Developed       Proved
                                                   Producing         Undeveloped
Estimated Future Net Oil, Bbl                        2,512            1,306,663
Estimated Future Net Gas, Mcf                      965,361            4,569,140

Total Future Gross Revenue, M$                       6,353               80,680
Operating Expenses, M$                               1,029                5,050
Direct Taxes, M$                                       632                6,533
Other Capital Expenditures, M$                           0               12,190
Estimated Future net Revenue, M$ (FNR)               4,692               56,907
Discounted FNR at 10%, M$                            3,011               34,179

*Numbers may not add up due to rounding error.

                                  Attachment 20

Proved Reserves are estimated in accordance with the guidelines of the Securities and Exchange Commission.

This report includes Dune Energy, Inc., direct interest in the Los Mogotes and Pearsall Fields and its 85% share in the Vaquero Partners, L.L.C. interest in the Welder Ranch leases (Victoria County, TX).

Product prices and operating costs used in this report to estimate the future net revenue were provided by Dune Energy, Inc. and represent prices received for oil and gas at year end, 2004. Prices and operating costs were held constant for the remaining life of the reserves.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues there from and the costs related thereto could be more or less than the estimated amounts. Government regulations, prices received and costs incurred may change the reserves volumes from those shown. Reserves estimates were based on decline curve analysis for the Proved Developed Producing properties, and on volumetric calculations and/or analogy for the Proved Undeveloped. Reserves estimates from volumetric calculations and analogy are often less reliable than reserves based on well performance obtained over a period during which a substantial portion of the reserves were produced. No consideration was given to any gas imbalance, if exists.

In conducting this evaluation we relied upon production histories, lease ownership, pricing, cost data, heat (BTU) content and other engineering and geological information supplied by Dune Energy, Inc. Independent verification of these items was not considered as part of this study.

This report does not include: Federal Income Tax, depreciation, depletion and amortization, general and administrative costs and costs in excess of revenue for uneconomical wells. We have not conducted field inspection of the wells, nor audited the information supplied by the company.

Hodges Engineering Incorporated does not have interest in any of the fields which were evaluated. Hodges Engineering Incorporated does not own equity in Dune Energy, Inc., or affiliates. Hodges Engineering Incorporated was not employed on a contingency basis.

Respectfully,


/s/ James R. Hodges

James R. Hodges
Texas Licensed Professional Engineer No. 39148
Hodges Engineering, Incorporated